April 30, 2007

Ms. Linda van Doorn

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	eAutoclaims, Inc.

Form 10-K for the year ended July 31, 2006

Filed October 31, 2006

File No. 0-23903

Dear Ms. van Doorn,

This letter is written in response to your comment letter dated April 11, 2007 regarding the above referenced filings for eAutoclaims, Inc. (“eAuto”). To facilitate your review of this filing, I have repeated your question or comment from your letter and then provided our response.

1. Note 6-Purchase and Sale of Building, page F-12:

We have read your response to prior comment and note that you consider the leaseback to be minor as, under the terms of the lease, you are only leasing approximately 40% of the space in the building that was sold. Considering that your evaluation of a “minor” leaseback does not appear to be within the context of paragraph 33(a) of SFAS 13, as amended by SFAS 28, we question your conclusions. To the extent that your use of the property continues after the sale, the sale-leaseback transaction is in substance a method of financing that continuing use. Please tell us, in sufficient detail, how you considered the 90% recovery criterion of SFAS 13, as amended by SFAS 28, in your evaluation of the extent of your continuing use of the property and your determination of a “minor” leaseback. Refer to footnote 23a of SFAS 13.

2. In addition, please explain to us how the sublease agreement referred to in your response would alter the conclusion of whether the leaseback is minor if the lease agreement between the original parties remains in effect. Refer to paragraph 35 of SFAS 13.

In response to points 1 and 2 above, after further analysis of SFAS 13, SFAS 28 and SFAS 98 we have re-evaluated the particulars of the building sale transaction and concluded that the leaseback, including the sublease agreement referenced in point 2, would not be considered minor under the context of SFAS 13. We therefore further conclude that the gain on the sale of the building should have been amortized over the term of the new building lease according to SFAS 13, paragraph 33. Accordingly, we propose that we re-state our financial statements as of July 31, 2006 to reflect the amortization of the gain and file an amended 10-K, including a restatement footnote, within 30 days of the date of this letter. We further propose that we reflect the results of the re-statement beginning with our third quarter 10Q that will be filed on or about June 14, 2007 and for all quarterly filings thereafter. Since the net effect on the quarterly financial statements that will be attributable to the first and second quarters of this year as a result of the re-statement will only be approximately $27,000 per quarter, we do not feel it is necessary to re-file the first two quarterly reports as we do not consider this amount to be material.

Pursuant to your request, this response letter is filed electronically via EDGAR. If you need any additional information, please do not hesitate to contact me at 813 749-1020.

Very truly yours,

/s/ Larry Colton

Chief Financial Officer

eAutoclaims, Inc.